

March 25, 2014

Via E-mail
David M. Staples
Executive Vice President and Chief Financial Officer
Spartan Stores, Inc.
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

> **Re:** **Spartan Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended March 30, 2014**
> **Filed May 23, 2013**
> **File No. 0-31127**

Dear Mr. Staples:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Thomas A. Van Hall
        Vice President Finance